

Palm Harbor, FL 34683
(727) 403-6612

DIGITAL FRONITER MARKETING

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

THE COMPANY

1. Name of issuer: Digital Frontier Marketing, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Robert Cefail	Anatola Cefail	Linda Batdorf
Dates of Board Service:	09/19/2017 to present	09/19/2017 to present	09/19/2017 to present
Principal Occupation:	President, Celebrity based PR Firm	CTO, Celebrity based PR Firm	VP Admin, Celebrity based PR Firm
Employer:	Quadrant Sales & Marketing, Inc.	Quadrant Sales & Marketing, Inc.	Quadrant Sales & Marketing, Inc.
Dates of Service:	2003-Present	2003-Present	2003-Present
Employer's principal business:	Marketing & PR Services	Marketing & PR Services	Marketing & PR Services
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:			
Position:	President	Vice President	Secretary



Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

Dates of Service:	09/19/2017 to Present	09/19/2017 to Present	09/19/2017 to Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	Quadrant Sales & Marketing, Inc	Quadrant Sales & Marketing, Inc	Quadrant Sales & Marketing, Inc
Employer's principal business:	Celebrity based PR Firm	Celebrity based PR Firm	Celebrity based PR Firm
Title:	CEO	Vice President	VP Admin
Dates of Service:	2003-Present	2003-Present	2003-Present
Responsibilities:	Management	Technical Development Management	Admin and Finance

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Robert Cefail	Anatola Cefail	Linda Batdorf
Title:	CEO	CTO	CFO
Dates of Service:	09/19/2017 to Present	09/19/2017 to Present	09/19/2017 to Present
Responsibilities:	Management	Manage Technology and IT	Accounting and Finance
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:			
Position:	No prior positions held with issuer	No prior positions held with issuer	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	Quadrant Sales & Marketing, Inc	Quadrant Sales & Marketing, Inc	Quadrant Sales & Marketing, Inc
Employer's principal business:	Celebrity based PR Firm	Celebrity based PR Firm	Celebrity based PR Firm
Title:	CEO	Vice President	VP Admin
Dates of Service:	2003-Present	2003-Present	2003-Present
Responsibilities:	Management	Technical Development Management	Admin and Finance



OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Robert Cefail	1,831,642 Class B Shares	28.70%
Anatola Cefail	1,831,642 Class B Shares	28.70%
Linda Batdorf	1,569,979 Class B Shares	24.60%

.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.



Who is Digital Frontier Marketing?

Digital Frontier Marketing focuses its efforts on the long term well-being and expansion of its crypto currency clients and the management of its celebrity based NFT sales platform www.celebrium.com. Its primary services are designed to increase the willingness of the public and businesses to accept the client's currencies as well as purchase NFTs. In addition, DFM focuses on assisting its clients to gain broad public use of their currencies in retail outlets. DFM "does not" get involved in the direct promotion of ICOs (initial coin offerings) or sale of coins on behalf of our clients.

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000



What is The Digital Frontier Marketing Story?

The digital currency industry is growing at a very fast rate in terms of the trading value of cryptocurrencies like Bitcoin and Ether. Current daily trading levels range as high as 80 billion dollars in volume a day. Within five years digital currency trading may reach ten to fifteen trillion dollars in annual trading volume. Retail providers are now taking steps to adopt the use of blockchain technologies in their product sales strategies.

NFTs, otherwise known as non fungible tokens or digital collectibles, is arguably the fastest growing industry in the history of commerce. From estimated sales of 150 million worldwide in 2020, NFTs sales reached 27 billion in 2021 and over 10 billion sales in January of 2022. With over 200 million memorabilia collectors and over 300 million cryptocurrency buyers, NFT's had a ready made market and worldwide infrastructure to trade NFTs. With the launch of Celebrium.com, DFM has entered the NFT space with a unique content distribution platform specializing in celebrities and influencers only. DFM is uniquely positioned to gain a first mover advantage in this space of digital currency awareness solutions and NFTs.



https://www.youtube.com/watch?v=ambz_m1KNPU&t=101s

DFM Founder Robert Cefail Talks About the Crypto Market





Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

DFM Milestones Achieved & Traction

Milestone

- In just its first 30 days the company has already earned over 14 million coins from its clients
- The company has completed its first investor distribution of over 10 million coins
- DFM has completed almost twenty media appearances for its client including a national appearance on The Blaze Network
- The company has completed two major celebrity & influencer campaigns accessing over 10 million social followers
- DFM built and now runs its own digital currency media website called Digital Frontier News which has already generated thousands of potential coin buyers for its clients
- DFM Is third largest shareholder in RaidaTech which owns a digital asset protection technology presently handling the deployment of Cloudcoins.
- Celebrium was launched and now has begun populating the platform with celebrities and influencers.





DIGITAL FRONITER MARKETING

Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

Market Size

Cryptocurrency trading exceeded 80 billion dollars every day with the top 170 exchanges worldwide in August 2022. That works out to over 29 trillion dollars of trading over the next twelve months if there was NO GROWTH. NFT sales is estimated to have exceeded 600 million a day in trading with estimates of 2022 sales reaching 250 billion.

How Can Digital Frontier Marketing Make Cryptocurrency More Valuable?

Digital Frontier Marketing has a series of services designed to increase the value of both a participating company's coin price and dramatically builds public awareness of a given company. How? We use these proven services:

- Celebrity endorsement through their massive social profiles
- Online influencer promotion through their large follower bases
- Client interviews on television and radio shows
- Coin and NFT buyer prospect database creation and accumulation through online marketing



OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

DFN Competition

Digital Frontier Marketing has yet to find a similar company involved in celebrity and PR services to assist its cryptocurrency clients and the sales of its own NFTs. Most of the companies involved in the digital currency industry are technology based. DFM is focused on a significant first mover advantage involving its business model to affect the price of its client coins.

Business Model

Our initial stage of growth revolves around gaining millions of crypto and digital coins as well as tokens for our services. Those services and the actions that we take are designed to increase coin value and trading volume. This will allow the company to liquidate coin holdings from time to time to cover operations and to distribute profits to our investors. Eventually DFM will begin to take digital currencies and cash in exchange for its services to fund operations. DFM also has begun the recruitment of celebrities and influencers to place NFTs on Celebrium. DFM is also involved in several massive list building projects which will be used to sell NFTs to.

Why Investors Love The DFN Plan

The Digital Frontier Marketing investor plan is simple: Distribute coins earned by DFM out to investors as quickly as possible and as often as possible. DFM wants investors to have liquidity in their investment through receipt of coins. After just one month the company has distributed over 10 million coins to its first round investors. Cash profits will also be distributed when available to do so on a quarterly basis.

DFM also is in the process of going public by the end of Spring 2022 to provide investors additional liquidity. The company plans on exploring strategic transactions including mergers, sale of business units to further increase the potential of investor success.



OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

The Digital Frontier Marketing Team



Robert Cefail

Mr. Cefail will be the Chief Executive Officer of the Company. Mr. Cefail's experience includes the creation and management of the celebrity-based marketing firm CShoptv.net. His duties in the Company will include the establishment of strategic marketing relationships, client acquisition, overseeing the creation of various client web properties, creating various celebrity awareness campaigns and the direction of public relations campaigns for clients.

Anatola Cefail

Ms. Cefail will be the Vice President of the Company. Ms. Cefail has experience in company administration, internet services, web development and marketing. She will oversee strategic services development, digital currency best practices research and deployment with DFN clients, and public relations execution.

Linda Batdorf

Ms. Batdorf will be a vice president of the Company. Ms. Batdorf is experienced in company administration and finance. She will oversee financial management of DFN as well as administrative functions of DFN.



Palm Harbor, FL 34683
(727) 403-6612

DIGITAL FRONITER MARKETING

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

Projects

Year	2022	2023	2024
Gross Sales	$2,250,000.00	$7,650,000.00	$22,250,000.00
Distribution Royalty & Celebrity Acquisition	$1,125,000.00	$3,825,000.00	$11,125,000.00
General & Administrative	$225,000.00	$765,000.00	$2,225,000.00
Marketplace Creation & Development	$250,000.00	$450,000.00	$1,250,000.00
Net Profit	$650,000.00	$2,610,000.00	$7,650,000.00



OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation Crowdfunding and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

FORWARD LOOKING STATEMENTS

This Offering Memorandum and Disclosure Statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Offering Memorandum and Disclosure Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Offering Memorandum and Disclosure Statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Offering Memorandum and Disclosure Statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.



Palm Harbor, FL 34683
(727) 403-6612

DIGITAL FRONITER MARKETING

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share

	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

Any forward-looking statement made by the Company in this Offering Memorandum and Disclosure Statement or any documents incorporated by reference herein or therein speaks only as of the date of this Offering Memorandum and Disclosure Statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "ADDITIONAL RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
10,000 Class A Shares at $1 per Share			
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

•   The Company participates in a highly competitive market and increased competition may adversely affect its business.

•   The demand for the Company's services depends in large part on our customers' acceptance of our service value. The Company's business, financial condition and results of operations may be harmed if our customers spend less on or are less successful in their activities.

•   Failure to comply with existing and future regulatory requirements could adversely affect the Company's results of operations and financial condition.

•   The Company's future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the services that the Company sells such as celebrity endorsement cost, web development cost, and public relations costs.

•   The Company's business is complex and depends on maintaining good relationships with suppliers, customers and regulators; thus, we are dependent on key personnel who are knowledgeable and experienced concerning our business.

•   The digital currency field including crypto currencies is fraught with regulatory uncertainties both inside the United States and overseas. The laws regarding the distribution and sales of digital currencies vary from one country to the next. Regulatory and legal issues within the digital currency sector pose a significant ongoing risk to the company.

•   The Company has almost no operating or financial history.

•   The principals of the Company have very limited experience with providing services to digital currency companies.

•   If the digital currency units received by the Company are not accepted by the public, their value will be greatly reduced and they may have no value.

•   Any digital currency units distributed by the Company may be difficult to market and may have to be held for an indeterminate time before they can be sold and there is no guarantee that the digital currency units will have any value.

•   Because they will not have voting rights, investors will be relying entirely on the ability of the Management Members to accomplish the objectives of the Company.

•   The Company anticipates offering additional non-voting Membership Interests and these additional non-voting Membership Interests will dilute the ownership percentage and affect the distributions to owners of non-voting Membership Interests.

•   Even if this Offering is successful, we may need to raise additional capital in the future to continue operations, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations and there will be substantial doubt about our ability to continue as a going concern.

•   If we fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired and our reports to our members may be unreliable.

•   If our competitors are able to develop and market products that are more effective or more affordable than ours, our commercial opportunities may be limited.


OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

• We will have broad discretion in the use of the net proceeds from this Offering and may not use them effectively.

• The demand for our products depends in part on our customers' acceptance of our products or services. Failure to provide quality products and services to our customers could have an adverse effect on our business and subject us to regulatory actions and costly litigation. Our business, financial condition and results of operations may be harmed if our customers spend less on or are less successful in these activities.

• We are subject to product and other liability risks that could adversely affect our results of operations, financial condition, liquidity and cash flows.

• We will be operating globally and will be subject to a number of economic, political and regulatory risks that are beyond our control.

• If we do not enhance our existing technology or introduce new technology or service offerings in a timely manner, our products may become obsolete over time and our revenue and profitability may decline.

• Our future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products and services.

• Changes in market access in the United States or internationally could adversely affect our results of operations and financial condition.

• Changes in currency regulatory laws can adversely affect the operations of the Company.

• Tax law changes or challenges to our tax positions could adversely affect our results of operations and financial condition.

• Our business is complex, and we are dependent on key personnel who are knowledgeable and experienced concerning our business.

• We may in the future engage in acquisitions and other transactions that may complement or expand our business or divest of non-strategic businesses or assets. We may not be able to complete such transactions, and such transactions, if executed, pose significant risks and could have a negative effect on our operations.

• We may not be able to integrate previous or future acquisitions as intended and achieve all projected synergies or other cost savings.

• Our services may infringe on the intellectual property rights of third parties that could cause legal problems and legal expense.

• We are subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future.

General Crowdfunding Risks

• Investments in startups and early-stage ventures are speculative and these enterprises often fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Investors should be able to afford and be prepared to lose their entire investment.

• Investors will be limited in their ability to resell their investment for the first year and may need to hold their investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where investors can quickly and easily trade securities on a market, investors may have to locate an interested buyer when they do seek to resell their crowdfunded investment.

• Once an investor makes an investment commitment for a crowdfunding offering, the investor will be committed to make that investment (unless they cancel their commitment within a specified period of time). As detailed in herein, the ability to cancel your commitment is limited.

• An investor's crowdfunding investment may purchase an equity stake in a startup. Unlike listed companies that are valued publicly through market-driven prices, the valuation of private companies, especially startups, is difficult and



Palm Harbor, FL 34683
(727) 403-6612

DIGITAL FRONITER MARKETING

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

investors may risk overpaying for the equity stake they receive. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold through crowdfunding.

• The issuer must disclose information about the company, its business plan, the offering and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The company is also only obligated to file information annually regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that investors can use to evaluate the status of their investment. In contrast, investors may have only limited continuing disclosure about their crowdfunding investment.

• An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. Investors should also be aware that a portion of their investment may fund the compensation of the company's employees, including its management. Investors should carefully review any disclosure regarding the company's use of proceeds.

• In light of the relative ease with which early-stage companies can raise funds through crowdfunding, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

• Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company primarily financed through crowdfunding may not have the benefit of such professional investors.

Development Stage Business

Digital Currency Growth, LLC (the "Company") was formed on September 19, 2017 in the State of Florida. The Company is a developmental stage company and has just commenced operations or generated revenue. Accordingly, the Company has almost no history upon which an evaluation of its prospects and future performance can be made. Furthermore, some Officers and Key Employees have little to no operating experience or history in the planned operations of the Company. Past performance of any Officer or Key Employee or the success of the President in any similar venture is no assurance of future success.

The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future or fail to even operate profitably.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company.

We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An "emerging growth company" may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

• Being permitted to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in the documents incorporated by reference into this Memorandum;
• Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;



Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

• Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

• Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and Unit Holder approval of any golden parachute payments not previously approved.

We are also a "smaller reporting company" as defined in Exchange Act and have elected to take advantage of certain of the scaled disclosures available to smaller reporting companies.

We may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our Unit Holders may be different than you might receive from other companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Limited Operating History and Capital
Digital Currency Growth, LLC has almost no operating history upon which investors may base an evaluation of its performance; therefore, the Company is still subject to all of the risks incident to the creation and development of a new business. The Company plans to conduct closings of sales of its Membership Units as subscriptions are received. If less than $250,000 is received from the sale of its Membership Units, the Company may have insufficient cash to implement its business plans and investors who purchase its Membership Units shall be at heightened risk of loss of their investments. Bob take a look at this paragraph.

General Economic Conditions
The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted product line of the Company will insulate the Company from excessive reduced demand. Nevertheless, the Company has no control over these changes.

Adverse changes in global and domestic economic conditions or a worsening of the United States economy, especially the retail and housing economies, could materially adversely affect us. Our sales and performance depend significantly on consumer confidence and discretionary spending, which are still under pressure from United States and global economic conditions. A worsening of the economic downturn and decrease in consumer spending, especially discretionary spending for retail clothing, may adversely impact our sales, ability to market our services and products, build customer loyalty, or otherwise implement our business strategy and further diversify the geographical concentration of our operations.

Digital Currency Growth, LLC has not established any revenues or operations that provides financial stability in the long term and without significant revenues the Company will not realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital. Additional capital may not be available at reasonable cost or that it would not materially dilute the investment of investors in this Offering if additional capital is obtained.

Managing Growth
The Company's anticipated growth could place a significant strain on the Company's management and operational and financial resources. Effective management of the anticipated growth shall require expanding the Company's management and financial controls, hiring additional appropriate personnel as required and developing additional expertise by existing management personnel. However, the Company may not be able to effectively implement these, or other measures designed



Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

to increase the Company's capability to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a Company with a short operating history and limited financial resources and the failure to effectively manage growth could have a material adverse effect on the Company's operations.

Dependence on Key Personnel and Management

In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon its officers. The loss of any one of these individuals could have a material adverse effect on the Company. Although the Company does not currently maintain a key-man life insurance policy insuring the life of its key executives, the Company intends to apply for such a life insurance policy upon the success of this Offering.

Inadequacy of Funds

Gross offering proceeds of $1,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's business plans. If only a fraction of this Offering is sold, or if certain assumptions contained in management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need additional financing or other capital investment to fully implement the Company's business plans.

Risks Associated with Expansion

The Company plans on expanding its business through the introduction of a sophisticated and aggressive marketing campaign. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, Unit Holders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Customer Base and Market Acceptance

While the Company believes it can further develop the potential customer base, and develop a new customer base through its marketing and sales programs, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix and its interactive website offer advantages over competitive companies and products, the Company's products and website may not attain a degree of market acceptance on a sustained basis or generate revenues sufficient for sustained profitable operations.

Changes in Consumer Behavior Could Reduce Profitability

The Company's success depends on its ability to successfully predict and adapt to changing behavior outside, as well as inside the United States. The Company will be adversely affected if the acceptance of digital currency by vendors does not develop in a timely manner.

Competition

Competition for the Company and its services will become more intense.

While there does exist some current competition, Management believes that the Company's services are unique in nature while offering greater value. However, there is the possibility that new competitors could seize upon the Company's business model and be better capitalized than the Company, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of the Company's intended market.



Palm Harbor, FL 34683
(727) 403-6612

DIGITAL FRONITER MARKETING

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

Potential Fluctuations in Quarterly Revenue
Significant annual and quarterly fluctuations in the Company's revenue may be caused by, among other factors, the volume of revenues generated by the Company, the timing of new product or service announcements and releases by the Company and its competitors in the marketplace, and general economic conditions. The Company's level of revenues and profits, in any particular fiscal period, may be significantly higher or lower than in other fiscal periods, including comparable fiscal periods. The Company's expense levels are based, in part, on its expectations as to future revenues.

As a result, if future revenues are below expectations, net income or loss may be disproportionately affected by a reduction in revenues, as any corresponding reduction in expenses may not be proportionate to the reduction in revenues. As a result, the Company believes that period-to-period comparisons of its results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance.

Risks of Borrowing
If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of Unit Holders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan
The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds
The net proceeds from this Offering will be used for the purposes described under Item 2.0 "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Unit Holders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Lack of Management Control by Investors
The Company's Class B Unit Holders own 90% of the Company's outstanding Membership Units and have all of the voting rights in Company and upon completion of this Offering, the Company's Class A Unit Holders will still own 90% of the issued and outstanding Membership Units and will be able to continue to control the Company. Investors will become Class A non-voting Unit Holders of the Company but cannot take part in the management or control of the Company. The Company and its officers have wide latitude in making investment decisions. The Investors do not have such rights. The Investors will not have the ability to control the Company by a Unit Holder vote. The Company may require any Unit Holder at any time, to withdraw, in whole or in part, from the Company.

Return of Profits
The Company intends to retain some of its initial future earnings to fund operations and expand the Company's business. The Company also intends to distribute a portion of its coin earnings to Unit Holders on a periodic basis. The A Unit Holder will be entitled to receive profits proportionate to the amount of Membership Units held by that Unit Holder.



DIGITAL FRONITER MARKETING
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

Notwithstanding the above the Company plans on providing a preferred distribution of its coin earnings that its elects to distribute at a rate of at least 50% of coins to all members of the A Class until each and every Unit Holder has received 35,000 coins for every $1000 they have invested.
The Company's Board of Directors will determine a profit distribution plan based upon the Company's results of operations, financial condition, capital requirements and other circumstances.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets
In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There is a risk that secrecy obligations may not be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

Legal and Regulatory Compliance
Failure to comply with applicable laws and regulations could harm our business and financial results. The Company intends to develop and implement policies and procedures designed to comply with all applicable federal and state laws, accounting and reporting requirements, tax rules and other regulations and requirements, including but not limited to those imposed by the SEC.

In addition to potential damage to our reputation and brand, failure to comply with the various laws and regulations, as well as changes in laws and regulations or the manner in which they are interpreted or applied, may result in civil and criminal liability, damages, fines and penalties, increased cost of regulatory compliance and restatements of our financial statements. Future laws or regulations, or the cost of complying with such laws, regulations or requirements, could also adversely affect our business and results of operations.

Projections: Forward Looking Information
Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan and other factors influencing the business of the Company. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by the Company's independent accountants or auditors. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

Technology Risks

Rapid Technological Changes May Adversely Affect the Company's Business
The ability of the Company to remain competitive may depend in part upon its ability to develop new and enhanced new products, services or distribution and to introduce these products or services in a timely and cost-effective manner. In



Palm Harbor, FL 34683
(727) 403-6612

DIGITAL FRONITER MARKETING

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

addition, product and service introductions or enhancements by the Company's competitors, or the use of other technologies could cause a decline in sales or loss of market acceptance of the Company's existing products and services.

The success of the Company in developing, introducing, selling and supporting new and enhanced products or services depends upon a variety of factors, including timely and efficient completion of service and product design and development, as well as timely and efficient implementation of product and service offerings. Because new product and service commitments may be made well in advance of sales, new product or service decisions must anticipate changes in the industries served. The Company may not be successful in selecting, developing, and marketing new products and services or in enhancing its existing products or services. Failure to do so successfully may adversely affect the Company's business, financial condition and results of operations.

Dependence on Computer Infrastructure
The Company relies on Internet and computer technology to market and sell its products and services. Therefore, an Internet or major computer failure would adversely affect the performance of the Company. The Company presently has limited redundancy systems, relies on third party back up facilities and only a limited disaster recovery plan. Despite the implementation of network security measures by the Company, its servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptive problems which could lead to interruptions, delays or stoppages in service to users of the Company's services and products which could cause a material adverse effect on the Company's business, operations and financial condition.

Website Security Risks
If the security measures the Company plans to use to protect the personal information of its website users, such as credit card numbers, are ineffective it could result in a reduction in revenues from decrease customer confidence, an increase in operating expenses, as well as possible liability and compliance costs.

Any breach in the Company’s website security, whether intentional or unintentional, could cause our users to lose their confidence in our website and as a result stop using the website. This would result in reduced revenues and increased operating expenses, which would impair the Company from achieving profitability. Additionally, breaches of our users' personal information could expose the Company to possible liability as any involved user, or users may choose to sue the Company. Breaches resulting in disclosure of users' personal information may also result in regulatory fines for noncompliance with online privacy rules and regulations.

The Company plans to rely on encryption and authentication technology licensed from third parties whose area of expertise is to provide secure transmission of confidential information.

We believe that as a result of advances in computer capabilities, new discoveries in the field of cryptography and other developments, a compromise or breach of our security precautions may occur. A compromise in the Company's proposed security for its computer systems could severely harm our business because a party who is able to circumvent our proposed security measures could misappropriate proprietary information, including customer credit card information, or cause interruptions in the operation of our website. The Company may be required to spend significant funds and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price, or at all. Concerns regarding the security of e-commerce and the privacy of users may also inhibit the growth of the Internet as a means of conducting commercial transactions in general. The Company's users may have these concerns as well and this may result in a reduction in revenues and increase in our operating expenses, which would prevent us from achieving profitability.

Website Functionality
If the software on the Company’s website contains undetected errors, the Company could lose the confidence of users, resulting in loss of customers and a reduction of revenue.



Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

The Company's online systems, including but not limited to its websites, software applications and online sales for services and products, could contain undetected errors or "bugs" that could adversely affect their performance. The Company plans to regularly update and enhance all sales, websites and other online systems, as well as introduce new versions of our software products and applications. The occurrence of errors in any of these may cause the Company to lose market share, damage our reputation and brand name, and reduce our revenues.

Risks Related To The Offering

Limited Transferability and Liquidity
To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state Securities laws, each investor must acquire his/her/its Securities for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Securities. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from the Company, limitations on the percentage of Securities sold and the manner in which they are sold. The Company can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to the Company, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state Securities laws and regulations. No public market exists for the Securities and no market is expected to develop. Consequently, owners of the Securities may have to hold their investment indefinitely and may not be able to liquidate their investments in the Company or pledge them as collateral for a loan in the event of an emergency.

Broker - Dealer Sales of Securities
The Company's Securities are not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ Small Cap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least $1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 members. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 members.

The Company may never qualify for inclusion on the NASDAQ System or any other trading market until such time as the Principal holders of Membership Units deem it necessary. As a result, the Company's Membership Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such Securities to persons other than established customers and accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's Securities and will also affect the ability of holders of the Securities to sell their Securities in the secondary market.

Long Term Nature of the Investment
An investment in the Securities may be long term and illiquid. As discussed above, the offer and sale of the Securities will not be registered under the Securities Act or any foreign or state Securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Securities for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Securities must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.



OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

Compliance with Securities Laws
The Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Florida State Securities Laws, and other applicable Securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Determination of the Offering Price
The offering price of the Membership Units has been arbitrarily established by the Company, considering such matters as the state of the Company's business development, the general condition of the industry in which the Company operates, the amount of funds sought from this Offering and the number of shares the Board of Directors is willing to issue in order to raise such funds. Accordingly, there is no relationship between the price of the Offering and the assets, earnings or book value of the Company, the market value of the Company's Membership Units or any other recognized criteria of value. As such, the price does not necessarily indicate the current value of the Company's Membership Units and should not be regarded as an indication of any future market price of the Company's Securities.

Lack of Firm Underwriter
The Securities are offered on a "best efforts" basis by the Company without compensation. The Company may, in the future, engage the services of certain FINRA registered broker-dealers to market the Securities on a "best efforts" basis which enter into Participating Broker-Dealer Agreements with the Company; however, the Company has not entered into any agreement with any FINRA registered broker-dealer. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Because there is no public trading market for our Membership Units, you may not be able to resell your Units.
We intend to register all Units sold though this offering. We intend to apply to have our Membership Units quoted on the OTC Markets or like service. This process takes at least 60 days and the application must be made on our behalf by a market maker. Our Securities may be listed or traded only to the extent that there is interest by broker-dealers in acting as a market maker. Despite our best efforts, it may not be able to convince any broker/dealers to act as market makers and make quotations on the OTC Markets or like service. We may consider pursuing a listing on the OTC Markets or like service after this registration becomes effective and we have completed our offering.

If our Membership Units become listed and a market for the Securities develops, the actual price of our Securities will be determined by prevailing market prices at the time of the sale.

A market for our Membership Units may not develop. Even if a market develops for our Membership Units, the trading of Securities on the OTC Markets or like service is often sporadic and investors may have difficulty buying and selling our Securities or obtaining market quotations for them, which may have a negative effect on the market price of our Membership Units. You may not be able to sell your Securities at their purchase price or at any price at all. Accordingly, you may have difficulty reselling any Securities you purchase from the selling security holders.

Investing in our company is highly speculative and could result in the entire loss of your investment.
Purchasing the offered Securities is highly speculative and involves significant risk. The offered Securities should not be purchased by any person who cannot afford to lose their entire investment. Our business objectives are also speculative, and it is possible that we would be unable to accomplish them. Our Security Holders may be unable to realize a substantial or any return on their purchase of the offered Securities and may lose their entire investment. For this reason, each prospective purchaser of the offered Securities should read this Memorandum and all of its exhibits carefully and consult with their attorney, business and/or investment advisor.

Investing in our company may result in an immediate loss because buyers will pay more for our Membership Units than what the pro rata portion of the assets are worth.


OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

We have only been recently formed and have only a limited operating history with limited earnings; therefore, the price of the offered Securities is not based on any data. The offering price and other terms and conditions regarding our Securities have been arbitrarily determined and do not bear any relationship to assets, earnings, book value or any other objective criteria of value. No investment banker, appraiser or other independent third party has been consulted concerning the offering price for the Securities or the fairness of the offering price used for the Securities. The arbitrary offering price of $1.00 per Unit as determined herein is substantially higher than the net tangible book value per Unit of our Membership Units. Our assets do not substantiate a Unit price of $1.00 per Unit. This premium in share price applies to the terms of this offering. The offering price will not change for the duration of the offering even if we obtain a listing on any exchange or become quoted on the OTC Markets.

We have 5,000,000 Membership Units authorized of which only 374,150 Units are currently issued and outstanding and only maximum of 1,444,150 Units will be issued and outstanding after this offering terminates. Our management could, with the consent of the existing Unit Holders, issue substantially more Units, causing a large dilution in the equity position of our current Unit Holders.

If we file for or are forced into bankruptcy protection, investors will lose their entire investment.
If we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. As such, you will lose your investment and your funds will be used to pay creditors.

In the event that our Securities are traded, they may trade under $5.00 per Unit, and thus will be considered a penny stock. Trading penny stocks has many restrictions and these restrictions could severely affect the price and liquidity of our Units.

In the event that our Securities are traded, and our Securities trade below $5.00 per Unit, our Securities would be known as a "penny stock", which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The U.S. Securities and Exchange Commission (the "SEC") has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per Unit, subject to certain exceptions. Depending on market fluctuations, our Membership Units could be considered to be a "penny stock". A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these Securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these Securities. In addition, he must receive the purchaser's written consent to the transaction prior to the purchase. He must also provide certain written disclosures to the purchaser. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell our Securities, and may negatively affect the ability of holders of our Membership Units to resell them.

These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks are low priced Securities that do not have a very high trading volume. Consequently, the price of the stock is often volatile, and you may not be able to buy or sell the stock when you want to.

We have established a minimum offering of our Membership Units.
Because there is a minimum offering of our Membership Units, purchasers in this offering may be one of a few to purchase our Membership Units and management's plans for the offering proceeds may not be met in which case the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

Financial Industry Regulatory Authority ("FINRA") sales practice requirements may also limit your ability to buy and sell our Membership Units, which could depress the price of our Units.
FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced Securities to their


OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
10,000 Class A Shares at $1 per Share			
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced Securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Membership Units, which may limit your ability to buy and sell our Units, have an adverse effect on the market for our Units, and thereby depress our Unit price.

You may face significant restriction on the resale of your Securities due to state "Blue Sky" laws.

Each state has its own Securities laws, often called "blue sky" laws, which (1) limit sales of Securities to a state's residents unless the Securities are registered in that state or qualify for an exemption from registration, and (2) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. The applicable broker-dealer must also be registered in that state.

We do not know whether our Securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by those broker-dealers, if any, who agree to serve as market makers for our Membership Units. We have not yet applied to have our Securities registered in any state and will not do so until we receive expressions of interest from investors resident in specific states after they have viewed this Memorandum. We will initially focus our offering in the State of Washington and will rely on exemptions found under Washington Law. There may be significant state blue-sky law restrictions on the ability of investors to sell, and on purchasers to buy, our Securities. You should therefore consider the resale market for our Membership Units to be limited, as you may be unable to resell your Units without the significant expense of state registration or qualification.

Need for Additional Financing

Assuming all Securities are sold in this Offering, we believe that the net proceeds from this agreement, together with its projected cash flow from operations, shall be sufficient to fund the operations of the Company as currently conducted for up to 18 months. Such belief, however, cannot give rise to an assumption that the Company's cost estimates are accurate or that unforeseen events would not occur that would require the Company to seek additional funding to meet its operational needs. In addition, the Company may not generate sufficient cash flow from operations to implement the Company's business objectives. As a result, the Company may require substantial additional financing in order to implement its business objectives.

The Company may not be able to obtain additional funding when needed, or that such funding, if available, shall be available on terms acceptable to the Company. In the event that the Company's operations do not generate sufficient cash flow, or the Company cannot acquire additional funds if and when needed, the Company may be forced to curtail or cease its activities which would likely result in the loss to investors of all or a substantial portion of their investments.

Limited Protection of Proprietary Rights; Potential Costs of Enforcement

The ability of the Company to compete effectively with other companies could depend, in part, on its ability to create and/or maintain the proprietary nature of its business method. We intend to apply for all applicable forms of intellectual property protection immediately upon receipt of funding, and the Company's success shall also depend, in part, on its ability to obtain this protection and then enforce the intellectual property protection for these assets in the United States and other countries. The Company, in such circumstances, may file applications for patents, copyrights and trademarks, as management deems appropriate; however, the protections offered by any intellectual property rights issued or licensed by the Company may not be available.

Our competitors, many of whom have substantial resources and substantial investments in competing technologies, may seek to apply for and obtain patents that shall prevent, limit or interfere with the Company's ability to make and sell its products and or services. In addition, the laws of certain countries would not protect the Company's proprietary rights to the same extent as do the laws of the United States. The defense and prosecution of patent suits may be both costly and time



Palm Harbor, FL 34683
(727) 403-6612

DIGITAL FRONITER MARKETING

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

consuming even if the outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require the Company to cease from selling certain of its products.

The Company will also rely on proprietary technology such as customer analytics and business methods such as our sales process and management systems. Other companies may independently develop the same or similar technology, or otherwise obtain access to the Company's proprietary technology. Confidentiality agreements entered into by the Company's employees, agents, advisors, consultants and associates as well, as other staff, may provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

Attraction and Retention of Qualified Personnel
The ability of the Company to realize its objectives shall be dependent on its ability to attract and retain additional, qualified personnel. Competition for such personnel can be intense, and the Company's results may adversely affect the Company's ability to attract and/or retain qualified personnel. Furthermore, the Company plans on maintaining key-man life insurance on all senior management and to require all personnel to enter into confidentiality agreements as a condition of employment. The Company's management team has entered into employment agreements that include non-compete and confidentiality requirements. However, such agreements may not fully protect the Company from competitive injury if any of these individuals leave the Company.

Risks Related to Ownership of Our Membership Units

We Are an Emerging Growth Company
The reduced disclosure requirements applicable to emerging growth companies may make our Membership Units less attractive to investors. We are an emerging growth company as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of some of the exemptions from the reporting requirements applicable to other public companies. It is possible that investors will find our Membership Units less attractive as a result of our reliance on these exemptions. If so, there may be a less active trading market for our Membership Units and our Unit price may be more volatile.

Risks Associated with Financial Projections
Our financial projections are based upon assumptions that the Company believes to be reasonable. Such assumptions may, however, be incomplete or inaccurate, and unanticipated events and circumstances may occur. For these reasons, actual results achieved during the periods covered may be materially and adversely different.

Even if the assumptions underlying our plans prove to be correct, the Company may incur substantial operating losses in attaining its goals. The Company's plans are based on the premise that the existing consumer demand for the Company's products and services shall continue. However, if any of the assumptions underlying its plans prove to be incorrect the Company will not realize its business objectives.

Investors should be aware that no independent market studies have been conducted by the Company regarding its business plan, nor are any such studies currently planned.

Our CEO Has Control over Key Decision Making
Our founders Robert Cefail, Anatolia Cefail, and Linda Batdorf own all of the Class B Units that have the voting rights in the Company. As a result, these four parties have the ability to control the management and affairs of the Company.

As a board member and officer, these four parties owe a fiduciary duty to our Unit Holders and must act in good faith in a manner he/she reasonably believes to be in the best interests of our Unit Holders.


OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

Minimum Offering
The Company has established a minimum offering of 20,000 Units must be sold by the Company in order to move forward with our business plan. The Company may not raise sufficient funds in this Offering to carry out its business plan as proposed, or that the net proceeds from the initial subscriptions for Units shall be in an amount sufficient to enable the Company to continue operations in any meaningful manner.

Best Efforts Offering
The Company's Membership Units are offered by the Company on a "best efforts" basis. No individual, firm or corporation has agreed in advance to purchase any of the offered Units. All of the Membership Units may not be sold and the Company may have to cease operations putting investor's capital at risk.

Distribution Policy
Company management, in its sole discretion, may determine from time to time to declare and pay distributions out of any funds legally available therefore including digital currencies generated from its services.

No distributions to purchasers of our Securities are assured, nor are any returns on, or of, a purchaser's investment guaranteed. Cash distributions are subject to our ability to generate positive cash flow from operations. Digital currency distribution are not necessarily tied to positive cash flow. All distributions are further subject to the discretion of Company management. It is possible that we may have cash available for distributions, but management could determine that the reservation, and not distribution, of such cash by our Company would be in our best interest.

Unit Holders are only entitled to distributions or distributions proportionate to their shares of Membership Units (Ownership) when and if declared by the Company's Board of Directors out of funds legally available therefore except as described above regarding initial preferred distribution. Future distribution policies are subject to the discretion of the Board of Directors of the Company and will depend upon a number of factors, including among other things, the capital requirements and the financial condition of the Company.

Basis for Distributions
Our Company's ability, and our Class B Unit Holders' decisions, to issue distributions to our Unit Holders will be based upon the consolidated operating results of our Company and our subsidiaries. Although our Board of Directors has discretion over whether to declare and pay distributions to our Unit Holders, our Board of Directors does not intend, and has no reason to withhold distributions from our Unit Holders, except as may be necessary to fund reserves for our Company, or our subsidiaries, as deemed appropriate by our Board of Directors or required by any financing arrangements we may enter into.

Distributions and Reinvestment
The Company does not intend that any cash distributions that will be paid to the Members out of the Company's current cash earnings and profits, but rather that such income will be reinvested. Potential investors should keep this limitation in mind when determining whether or not an investment in the Company is suitable for their particular circumstances. The Company reserves the right to change such policy without the consent of the Members and in the event the Company changes its policy regarding distributions or distributions such distributions or distributions may be made in cash or in kind. Bob take a look at this paragraph.

The foregoing description is general and is not intended to be exhaustive. Investors must recognize that there are inherent limitations on all descriptions of investment processes due to the complexity, confidentiality and subjectivity of such processes.

Liquidation Preferences
Upon the dissolution, liquidation or winding up of the Company, the assets legally available for distribution to the holders of all series of the Company's Membership Units will be distributed ratably among the Unit Holders in proportion to their holdings of Membership Units.



Palm Harbor, FL 34683
(727) 403-6612

DIGITAL FRONITER MARKETING

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.


OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

THE OFFERING

9.   What is the purpose of this offering?

The Company intends to use the proceeds from this Offering to execute the Company's business and marketing plans.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$1,000,000.00**
Less: Portal Success Fee of 8%	$800.00	$80,000.00
Net Proceeds	**$9,200.00**	**$920,000.00**
Use of Net Proceeds		
Advertising	$9,200.00	$130,000.00
Celebrity NFT Acquisition	$0.00	$200,000.00
Public relations and Media placement	$0.00	$100,000.00
Legal	$0.00	$50,000.00
DCG customer acquisition	$0.00	$140,000.00
Exchange creation and development	$0.00	$100,000.00
Operating expenses	$0.00	$200,000.00
Total Use of Net Proceeds	**$9,200.00**	**$920,000.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days



DIGITAL FRONITER MARKETING

Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Class A Shares, $1.00 per share

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.



DIGITAL FRONITER MARKETING

Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock				
Class A	7,000,000	638,203	Yes ☐ No ☑	Yes ☐ No ☐ Specify:
Class B	6,382,028	6,382,028	Yes ☑ No ☐	Yes ☐ No ☐ Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.





OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

Low Bound
$ 58,759,000
Pre-money valuation
$ 77,324,903
High Bound
$ 95,891,000
5 Valuation Methods
$ 8,031,618
Scorecard
$ 4,872,444
Checklist
$ 20,704,241
Venture Capital
$ 180,329,221
DCF with LTG
$ 86,621,204
DCF with Multiples
Method weights
15%
15%
16%
27%
27%

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$77,324,903.**

The company has elected to go with a slightly more conservative valuation of $27,000,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.



OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.



Palm Harbor, FL 34683
(727) 403-6612

DIGITAL FRONITER MARKETING

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

24. Describe the material terms of any indebtedness of the issuer:

Creditor Name(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Conv Notes. To private lenders[1]	$55,480.00	9%	09/16/2022 - 12/02/2022	
Quadrant Sales and Marketing[2]	$11,477.35	N/A	N/A	No interest loan

[1] The issuer has multiple convertible notes out to various private lenders, totaling $55,480. These notes have a period of 180 days, and were each executed on different dates. The first note to mature will do so on September 16th, 2022 and the final note will mature on December 2nd, 2022

[2] Since the date of the audited financials this debt has been paid in full and is no longer owed.

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
2022-03-24	506(b)	Convertible Note	242980	NFT rights acquisition, platform development, promotions

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

Within the past 12 months, Robert Cefail participated as the CEO for a Reg CF offering for a separate company, American Stories Entertainment, Inc. The Form C for this offering was filed on January 15, 2021, and the offering ceased taking new investments on January 20, 2022.

As of March 7, 2022, some of the investments committed in that offering were still being finalized. The final amount of funds raised for that offering will not exceed $735,000.





Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

The financial condition of the company is sound as reflected in the just completed financial review of the last two years of operations. The company possesses significant assets in the form of ownership positions in Raidatech, Inc and a large holding of the digital currency known as Cloudcoin. The companies maintains a very small overhead choosing to contract outside companies for various service on an "as needed basis".

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Digital Frontier Marketing LLC
Financial Statements

For the years ended 2020 and 2021





Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

Digital Frontier Marketing LLC

Financial Statements

For the years ended 2020 and 2021

INDEX TO AUDITED FINANCIAL STATEMENTS





OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

Audits LLC
CROWDFUNDING AUDITS AND REVIEWS

March 03, 2022

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members of

Digital Frontier Marketing LLC

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheet of Digital Frontier Marketing LLC as of December 31, 2020 and 2021 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant





Palm Harbor, FL 34683
(727) 403-6612

DIGITAL FRONITER MARKETING

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

Audits LLC
CROWDFUNDING AUDITS AND REVIEWS

estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Frontier Marketing LLC as of December 31, 2020 and 2021 and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad N I Abu Khamis

Licensed Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com



OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000



Digital Frontier Marketing LLC

Balance Sheet Statement

As of 31 December 2020 & 2021

	2020	2021
ASSETS		
Current Assets		
Bank Cash Balance	4,210.56	76,419.23
Cloud Coins	62,062.00	68,561.80
Total Current Assets	**66,272.56**	**144,981.03**
TOTAL ASSETS	**66,272.56**	**144,981.03**
LIABILITIES AND EQUITY		
Liabilities		
Convertible Notes Payable	-	55,480.00
Accounts Payables	23,174.75	11,477.35
Total Liabilities	**23,174.75**	**66,957.35**
Equity		
Common Stock – Class A – None Voting Shares	638,203.00	638,203.00
Common Stock, Class B – Voting Shares	1,000.00	1,000.00
Net Investors Contributions (Contribution)	(237,246.83)	(229,638.03)
Current Year Earnings	(2,548.12)	27,317.07
Retained Earnings	(356,310.24)	(358,858.36)
Total Equity	**43,097.81**	**78,023.68**
TOTAL LIABILITIES AND EQUITY	**66,272.56**	**144,981.03**





DIGITAL FRONITER MARKETING

Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

Digital Frontier Marketing LLC

Income Statement

As of 31 December 2020 & 2021

	2020	**2021**
Revenues	**-**	**-**
Income	1,391.00	53,277.40
Total Revenues	**1,391.00**	**53,277.40**
Expenses		
Consultation and Management Fees	-	20,000.00
Professional Fees	1,800.00	3,700.00
Dues & Subscriptions	1,136.75	1,038.75
Miscellaneous Expenses and Fees	102.37	398.06
Bank Service Charges	900.00	823.52
Total Expenses	**(3,939.12)**	**(25,960.33)**
Net Income (Loss)	**(2,548.12)**	**27,317.07**



OFFERING STATEMENT

10,000 Class A Shares at $1 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**



Digital Frontier Marketing LLC

Statement of Changes in Equity

As of 31 December 2020 & 2021

	Class A Common Stock		Class B Common Stock		Contributions	Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balance - January 01, 2020	638,203.00	638,203.00	1,000.00	1,000.00	(217,246.83)	(356,310.24)	65,645.93
Net Capital Contributions (Distribution)	-	-	-	-	(20,000.00)	-	45,645.93
Net Income(Loss) - December 31, 2020	-	-	-	-	-	(2,548.12)	43,097.81
Balance - December 31, 2020	638,203.00	638,203.00	1,000.00	1,000.00	(237,246.83)	(358,858.36)	43,097.81
Balance - January 31, 2021	638,203.00	638,203.00	1,000.00	1,000.00		(358,858.36)	43,097.81
Net Capital Contributions (Distribution)	-	-	-	-	7,608.80	-	50,706.61
Net Income(Loss) - December 31, 2021	-	-	-	-	-	27,317.07	78,023.68
Balance - December 31, 2021	638,203.00	638,203.00	1,000.00	1,000.00	7,608.80	(328,993.17)	78,023.68

The accompanying notes are an integral part of these financial statements





DIGITAL FRONITER MARKETING

Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

Digital Frontier Marketing LLC

Statement of Cash Flow

For the years ended 2021

	2020	2021
Cash Flows from Operating Activities		
Net Income (Loss)	(2,548.12)	27,317.07
Adjustments to Net Income		
Increase in Accounts Payables		3,000.00
Net Cash Used In Operating Activities	**(2,548.12)**	**30,317.07**
Net Cash Flows from Investing Activities	**-**	**-**
Net Cash Provided By Financing Activities		**885,318.39**
Loans Payable	-	55,480.00
QSM - Loan	-	(14,697.40)
Common Shares	(20,000.00)	7,608.80
Net Change in Cash	**(22,548.12)**	**78,708.47**
Cash and Cash Equivalents - Beginning of Year	88,820.68	66,272.56
Cash and Cash Equivalents - End of Year	**66,272.56**	**144,981.03**

The accompanying notes are an integral part of these financial statements





Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

Digital Frontier Marketing LLC

Notes to the Financial Statements

Those notes are an integral part of these financial statements

As of 31 December 2021

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Digital Frontier Marketing LLC (DFM), previously named Digital Currency Growth LLC, is registered in Florida since September 2017. DFM focuses its efforts on the long term well-being and expansion of its crypto currency clients and the management of its celebrity based NFT sales platform www.celebrium.com. Its primary services are designed to increase the willingness of the public and businesses to accept the client's currencies as well as purchase NFTs. In addition DFM focuses on assisting its clients to gain broad public use of their currencies in retail outlets. DFM "does not" get involved in the direct promotion of ICOs (initial coin offerings) or sale of coins on behalf of our clients.

DFM utilizes celebrities through social media and public relations using media interviews to draw significant public attention to our digital currency clients and to Celebrium.com. Celebrities will also promote DFM clients through a unique PR strategy through the celebrity social network profiles often times to millions of followers during each campaign.

The most unique aspect of DFM is that rather than collect strictly cash based payment the company accepts the client currencies and customer cryptocurrency payments as the major form of payment for services rendered. This is because of the confidence DFM has in its ability to increase the value of client currencies through basic awareness campaigns about the companies (not promotions of their currency).

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has $331,541.29 accumulated deficit as of December 31, 2021.





OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

The company is a start-up and funding its operational expenses from the operating revenues, and financing activities. The company's management has taken serious teps, to maintain a positive working capital for the company, by adding new investors into the business, and conducting an offering through Regulation A financing under the Securities Act of 1933.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assetsand liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - STOCKHOLDERS' EQUITY

The company has created two categories of shares, voting and none voting shares. There are four major investors who owns the voting shares equally, and they are forming the board of directors of the company.

None voting shares are obtained through direct investors, and through crowdfunding investors, as of the date of this report, $347,920.00 were raised by direct investors, and 290,283.00 were raised by the crowdfunding investors.

NOTE 5 – PAYABLES

The accounts payables are due to small loans and services obtained from QSM, ,balance is $11,477.35 as of December 31, 2021, and there were payments of $17,697.40 to QSM during the 2021 through Raida Tech Units. Please see note 6 for more details.

Convertible Notes Payable balance is $55,480.00 which consists of Discounted Commercial Notes that will be transferred into common shares at $1.00 per share for different investors within 180 days of the issuance. None of those notes due for liquidation or conversion as of the date of this report.

NOTE 6 – CASH AND CASH EQUIVALENTS

The company is maintaining their cash at Synovus Bank, the Cash Balance at the bank is $76,419.23 as of December 31, 2021.

Also the company has a balance of 68,561,800 of Cloud Coins at the cost of $0.01 per unit. Market value of those units is more than the cost of obtaining those units, and unit company is using those coins for the payment of their bills, and accepts them as invoice payments. Furthermore, the company owned 1,000,000 Raida Tech Units, which has no face value at the time of ownership. The company use those units for payments, hence, the coins are considered revenues, at the value of the payment. The company used 260,000 units during 2021. The following table illustrates those payments.





DIGITAL FRONITER MARKETING
Palm Harbor, FL 34683
(727) 403-6612
OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

#	Date	Units Used	Value	Note
1	03/03/2021	100,000	14,697.40	Loan Payment to QSM
2	09/22/2021	140,000	3,000.00	Loan Payment to QSM
3	12/17/2021	20,000	20,000.00	Bill payment for rendered services

NOTE 7 – OPERATING REVENUES

The company's major operating income is from Advertising conducted to their clients and redeeming Raida Tech Units, as of December 31, 2021, the revenues total $53,277.40 has been earned, $37,697.40 of them are through Coins redeeming, and 15,580.00 are through operating activities.

NOTE 8 – OPERATING EXPENSES

The company's major operating expenses are consisting of outside contractors as consultation fees which totaled $20,000.00 during 2021.



Palm Harbor, FL 34683
(727) 403-6612

DIGITAL FRONITER MARKETING

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
(C) engaging in savings association or credit union activities? ☐ Yes ☑ No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is



DIGITAL FRONITER MARKETING
Palm Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: https://digitalfrontiermarketing.co/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

* * * * *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.


OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$1,000,000**	**$920,000**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days


OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

EXHIBIT A: SAMPLE SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (the "Agreement") is made and entered into this %%EXECUTION_TIME_LEGAL%% (the "Effective Date") by and between Digital Frontier Marketing, Inc. , located at 1449 Wetherington Way, Palm Harbor, FL 34683 (the "Company") and %%SUBSCRIBER_DETAILS%%(the "Subscriber").

RECITALS

WHEREAS the Subscriber wishes to subscribe for %%UNIT_COUNT%% Units (the "Units") of the Class A Shares at the subscription price of %%UNIT_PRICE%% Dollars per Unit, for a total purchase price of %%Amount%%

WHEREAS the Subscriber hereby acknowledges that the Company is relying upon the accuracy and completeness of the representations in this Agreement in complying with its obligations under applicable federal and state securities laws.

WHEREAS the Subscriber hereby acknowledges and certifies that the Subscriber received and read the Form C and Offering Statement posted on our Reg CF offering page and any supplements thereto (the "Form C"), and the Subscriber is familiar with the terms and provisions thereof.

WHEREAS it is the intention of the parties to the Agreement that this subscription will be made pursuant to appropriate exemptions (the "Exemption") from the registration and prospectus or equivalent requirements of all rules, policies, notices, orders, and legislation of any kind (collectively the "Securities Rules") of all jurisdictions applicable to this subscription;

NOW THEREFORE, for the reasons set forth above, and in consideration of the foregoing and of the mutual promises and covenants of the Company and Subscriber contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Subscriber agree as follows:

I.   **REPRESENTATIONS AND WARRANTIES**

The Subscriber represents and warrants to the Company, and acknowledges that the Company is relying on these representations and warranties to, among other things, ensure that it is complying with all of the applicable Securities Rules, that:

i.   The Subscriber is aware of the degree of risk associated with the purchase of the Shares of the Company;

ii.   The Subscriber is fully aware and understands that at any time the Company may operate at a loss rather than a profit, and may do so for an unforeseeable amount of time;

iii.   The Subscriber has the financial means to meet all of the obligations contemplated herein;

iv.   The Subscriber has read and fully understands the terms, conditions and effect of this Agreement, and all other documents in connection therewith;

v.   The Subscriber hereby confirms that he/she has reviewed or had the opportunity to review, all documents, records, and books pertaining to the investment in the Company;

vi.   The Subscriber is at least twenty-one (21) years of age;

vii.   Subscriber represents that:


OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

1. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the greater of its annual income or net worth, or (B) $2,200; or

2. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $107,000; or

3. The Subscriber is an "accredited investor" as the term is defined in the Securities Act of 1933, as amended (the "Act") and any relevant state statute or regulation, or is otherwise a sophisticated, knowledgeable investor (either alone or with the aid of a purchaser representative) with adequate net worth and income for this investment;

viii.   The Subscriber has in depth knowledge and experience in financial and business matters pertaining to the subject matter contained in this Agreement and is capable of evaluation the risks of any investment in the Company;

ix.   The offer to sell Shares was communicated to the Subscriber by the Company in such a manner that the Subscriber was able to ask questions of and receive answers from the Company concerning the terms and conditions of this transaction and that at no time was Subscriber presented with or solicited by any brochure, public promotional meeting, newspaper or magazine article, radio or television advertisement or any other form of advertising or general solicitation;

x.   The Subscriber has determined that the purchase of the Shares is a suitable investment;

xi.   The Shares for which the Subscriber hereby subscribes are being acquired solely for the Subscribers own account, for investment purposes; and the Subscriber agrees that he/she will not sell or otherwise transfer the Shares unless the Shares are registered under the Act and qualified under applicable state securities laws or unless, in the opinion of the Company, and exemption from the registration requirements of the Act and such law is available;

xii.   The Subscriber has been advised to consult with the Subscribers own attorney regarding legal matters concerning an investment in the Company and has done so to the extent the Subscriber deems necessary.

II.   INDEMNIFICATION

The Subscriber hereby agrees to indemnify and hold harmless the Company and any of its officers, directors, shareholders, employees, agents or affiliates (collectively the "Indemnified Parties" and individually an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by the Subscriber, including, without limitation, the information in this Agreement, or (ii) litigation or other proceeding brought by the Subscriber against one or more Indemnified Party in which the Indemnified Party is the prevailing party.

III.   REVOCATION OF OFFER

The Subscriber agrees that the Company may cancel, terminate or revoke the offer to subscribe for shares or any agreement hereunder for a period of 10 days. After 10 days the Agreement will be deemed null and void.

IV.   SHARE CERTIFICATES



Palm Harbor, FL 34683
(727) 403-6612

DIGITAL FRONITER MARKETING

OFFERING STATEMENT

10,000 Class A Shares at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,000,000	$1,000,000	$920,000

i. The certificates representing the Shares shall unless otherwise permitted by the provisions of Articles (ii) and (iii) in this Section, contain a legend substantially in the following form:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL OR OTHER EVIDENCE REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT"

ii. The Subscriber hereby agrees to comply in all respects with the provisions of this Section. Prior to any proposed sale, assignment, transfer or pledge of any Shares, the Subscriber agrees that it shall provide written notice to the Company of the Subscriber's intent of such transfer, sale, assignment or pledge.

iii. Each notice shall provide detail of circumstances of the proposed transfer, sale, assignment or pledge, and shall be accompanied, at the Subscribers expense, by evidence that is satisfactory to the Company, to the effect that the proposed transfer of the Shares may be effected without registration under the Act or applicable state securities law.

V. MISCELLANEOUS

i. All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the Company at its registered head office address and to the undersigned set forth on the signature page hereof.

ii. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida and, to the extent it involves any United States statute, in accordance with the laws of the United States.

iii. This Agreement constitutes the entire agreement between the Company and the Subscriber with respect to the subject matter hereof and supersedes any prior or contemporaneous understanding, representations, warranties or agreements, whether oral or written.

IN WITNESS WHEREOF, the parties have caused this Subscription Agreement dated %%EXECUTION_TIME_LEGAL%% between Digital Frontier Marketing, Inc. and %%INVESTOR_NAME%% to be executed as of %%TODAY%%

Signature of Subscriber

%%INVESTOR_SIGNATURES%%

Signature of Company

%%ISSUER_SIGNATURE%%